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                                                               Exhibit 15(a)(1)


TELVENT / Press Release



Telvent announces terms of Miner & Miner acquisition


Houston, December 14, 2004 - Telvent GIT S.A. (Nasdaq: TLVT), the Global RealTime IT Company, announced today the terms of its December 10, 2004 acquisition of a majority equity stake in Miner and Miner Consulting Engineers, Incorporated, a world leader in the development and implementation of Geographical Information Systems (GIS) software for utilities.


Telvent acquired approximately 70% of the issued and outstanding shares of Miner & Miner for $7,886,200, consisting of an upfront payment of $ 3,830,600 and a deferred payment of $4,055,600. The deferred payment is set to occur on April 5, 2005. Telvent has an option to purchase the remaining approximately 30% of the shares of Miner & Miner for a deferred, contingent and variable payment determined by an "earn-out" formula. The "earn-out" formula is based upon Miner & Miner meeting certain target margins between the closing of the transaction and December 31, 2005. In certain events, Telvent's option to purchase the remaining shares may become an obligation.


Miner & Miner's estimated 2005 revenues and net income are approximately $12 million and $0.6 million, respectively.

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ABOUT TELVENT

Telvent (Nasdaq: TLVT), the Global RealTime IT Company, is specialized in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America and China. (www.telvent.com).


ABOUT MINER & MINER


Miner & Miner is a world leader in the development and implementation of GIS software for utilities. M&M's ArcFM Solution and extended services assist electric, gas, water, and wastewater utilities in increasing productivity, lowering costs, and improving services by allowing them to effectively manage spatial information. Founded in 1946 as a full-service electrical engineering firm, M&M has been a business partner of ESRI since 1987. This alliance has enabled M&M to become the world's leading developer of ArcGIS applications for the utility industry. M&M services include implementation and customization of software to fit the needs of individual utilities. For more information, please visit www.miner.com.